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                               September 11, 2023

       Yongjin Chen
       Chief Executive Officer
       AI Transportation Acquisition Corp
       10 East 53rd Street, Suite 3001
       New York, NY 10022

                                                        Re: AI Transportation
Acquisition Corp
                                                            Amended
Registration Statement on Form S-1
                                                            Filed September 1,
2023
                                                            File No. 333-270558

       Dear Yongjin Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments is to our comment issued August 14, 2023.

       Amended Registration Statement on Form S-1

       Cover Page

   1. We partially reissue prior comment 1. Please provide prominent disclosure about the legal and operational
risks associated with the Sponsor being located in and a majority of your executive officers
and/or directors being located in or having significant ties to China. Your
disclosure should make clear whether these risks could result in a material change in the value of
the securities you are registering for sale or could significantly limit or completely hinder
your ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless.
 Yongjin Chen
FirstName LastNameYongjin
AI Transportation AcquisitionChen
                             Corp
Comapany 11,
September NameAI
              2023 Transportation Acquisition Corp
September
Page 2    11, 2023 Page 2
FirstName LastName
General

2. Please re-file all exhibits that were revised as a result of the revision to the units. For instance, Exhibit 4.1 still refers to the unit as consisting of one ordinary share, 3/4 of a redeemable warrant and a right to receive 1/10 of an ordinary share. You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at
202-551-
3856 if you have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of Real
Estate & Construction
cc:      Deborrah Klis, Esq.